UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Scopus Video Networks Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 1.40 Per Share (Title of class of securities)	M8260H 10 6 (CUSIP number)

Amir Philips
Optibase Ltd.
2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel
+972 (9) 970-9288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

March 10, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 3 Pages)

CUSIP No. M8260H  10  6

1	NAME OF REPORTING PERSON: Optibase Ltd. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: --
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): -0-
14	TYPE OF REPORTING PERSON: CO

2

        The statement on Schedule 13D filed on January 18, 2007, relating to ordinary shares, par value NIS 1.40 per share (the “Ordinary Shares”) of Scopus Video Networks Ltd., a company organized under the laws of the State of Israel (the “Issuer”), as amended by Amendment No. 1 filed by Optibase Ltd. (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on May 31, 2007, Amendment No. 2 filed by the Reporting Person with the Commission on September 6, 2007, Amendment No. 3 filed by the Reporting Person with the Commission on January 2, 2008, Amendment No. 4 filed by the Reporting Person with the Commission on January 29, 2008, Amendment No. 5 filed by the Reporting Person with the Commission on April 18, 2008, Amendment No. 6 filed by the Reporting Person with the Commission on May 19, 2008, Amendment No. 7 filed by the Reporting Person with the Commission on August 4, 2008, Amendment No. 8 filed by the Reporting Person with the Commission on November 7, 2008 and Amendment No. 9 filed by the Reporting Person with the Commission on December 23, 2008 (the statement on Schedule 13D, as amended, is referred to herein as “Schedule 13D”), is hereby further amended as set forth below by this Amendment No. 10.

Item 4.	Purpose of Transaction.

        Item 4 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

        The Reporting Person has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer

        Item 5 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

        On December 22, 2008, the Issuer, Harmonic Inc. (“Harmonic”) and Sunrise Acquisition Ltd., a wholly owned subsidiary of Harmonic (the “Merger Sub”) entered into an Agreement and Plan of Merger, pursuant to which on March 10, 2009, the parties thereto effected the merger (the “Merger”) of Merger Sub with and into the Issuer following which the Issuer became a wholly owned subsidiary of Harmonic.

        At the effective time of the Merger, the Ordinary Shares were cancelled and automatically converted into the right to receive the merger consideration.

        Other than described below, the Reporting Person has not effected any transaction in the Ordinary Shares during the past 60 days.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

OPTIBASE LTD. By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer March 16, 2009

3